

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2018

Tim Courtis
Chief Financial Officer
Greenlight Capital Re, Ltd.
65 Market Street
Suite 1207, Camana Bay
P.O. Box 31110
Grand Cayman
Cayman Islands

      Re: Greenlight Capital Re, Ltd.
          Form 10-K for the Fiscal Year Ended December 31, 2016
          Filed February 22, 2017
          File No. 1-33493

Dear Mr. Courtis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Division of Corporation Finance
                                     Office of Healthcare & Insurance